UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

TW TELECOM INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

      87311L104
(CUSIP Number)

Keith Meister Patrick J. Dooley, Esq. Corvex Management LP 712 Fifth Avenue, 23rd Floor New York, New York 10019 (212) 474-6700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPIES TO:
Jeffrey Kochian, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000

October 31, 2014
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 5 Pages

CUSIP No. 87311L104	Page 2 of 5 Pages

1           Names of Reporting Persons

CORVEX MANAGEMENT LP

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

0

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

0.00%

14           Type of Reporting Person (See Instructions)

PN; IA

CUSIP No. 87311L104	Page 3 of 5 Pages

1           Names of Reporting Persons

KEITH MEISTER

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

0

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

0.00%

14           Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 87311L104	Page 4 of 5 Pages

This Amendment No. 2 supplements the information set forth in the Schedule 13D filed by Corvex Management LP and Keith Meister with the United States Securities and Exchange Commission on May 9, 2013 relating to the shares of Common Stock, par value $0.01 per share (the “Shares”) of tw telecom inc., a Delaware corporation (the “Issuer”) as amended from time to time (as amended, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 4.                  Purpose of Transaction.

The responses to Items 3, 5 and 6 of the Schedule 13D are incorporated herein by reference.

On October 31, 2014 (the “Closing Date”), the Issuer consummated the merger contemplated by that certain Agreement and Plan of Merger, dated as of June 15, 2014, by and among Level 3 Communications, Inc. (“Level 3”), Saturn Merger Sub 1, LLC (“Merger Sub”), Saturn Merger Sub 2, LLC, and the Issuer, as amended from time to time (as amended, the “Merger Agreement”).  The Merger Agreement provided, among other things and subject to the terms and conditions set forth therein, that Merger Sub merge with and into the Issuer with the Issuer surviving the merger as a wholly owned subsidiary of Level 3 (the “Merger”).  Pursuant to the Merger Agreement, upon consummation of the Merger, Corvex became entitled to receive 5,362,416 shares of Level 3 common stock and $76,605,950 in cash in exchange for 7,660,595 Shares.

Item 5.                  Interest in Securities of the Issuer.

(a) – (b) Corvex may be deemed to be the beneficial owner of no Shares and may be deemed to have no power to vote and to dispose of any Shares.  By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own no Shares.

(c)           There have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons other than as reported in Item 4.

(d)           The limited partners of (or investors in) each of the private investment funds, or their respective subsidiaries or affiliated entities, for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)           October 31, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 4, 2014	CORVEX MANAGEMENT LP

By: /s/ Keith Meister
Keith Meister
Managing Partner

Date: November 4, 2014	KEITH MEISTER

By: /s/ Keith Meister